Filed pursuant to Rule 424(b)(3)
File Nos. 811-23201 and 333-261313

Versus Capital Real Assets Fund LLC

Supplement dated October 11, 2022 to the
Prospectus and Statement of Additional Information, each dated July 22, 2022, as supplemented

Adviser Transaction

On October 11, 2022, Colliers VS Holdings, Inc., a wholly-owned indirect subsidiary of Colliers International Group Inc. (together, “Colliers”), acquired, directly and indirectly, approximately 75% of the outstanding securities of Versus Capital Advisors LLC (the “Adviser”) (the “Transaction”).  The remaining balance of the Adviser’s outstanding securities has been retained by the Adviser’s co-founders and other employees.

In connection with the Transaction, Versus Capital Real Assets Fund LLC (the “Fund”) entered into a new investment management agreement with the Adviser and the Adviser entered into new investment sub-advisory agreements with each of the Fund’s current sub-advisers (Brookfield Public Securities Group LLC and Lazard Asset Management LLC) with respect to the Fund.  Each agreement was approved by the Board of Directors of the Fund and by the Fund’s shareholders prior to the consummation of the Transaction and became effective upon closing.

In connection with the Transaction, the following changes are made to the Fund’s Prospectus and Statement of Additional Information.

Prospectus

Private Funds Risk

The fifth paragraph in the section “Risk Factors—Private Funds Risk” is hereby amended and restated as follows:

Prohibitions contained in the Investment Company Act on certain transactions between a registered investment company and affiliated persons of it, or affiliated persons of those affiliated persons, restrict the Fund from investing in Private Funds sponsored or managed by the Adviser or its affiliates. In general, the Fund seeks to limit its investment in any one Private Fund to less than 25% of the Fund’s assets. The Fund may invest substantially all of its assets in non-voting securities of Private Funds. To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in order to avoid being considered an affiliated person of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote to the full extent of its economic interest on matters that require the approval of the investors of the Private Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund. Notwithstanding these waivers and limitations, the Fund may nevertheless be considered, under certain circumstances, to be an affiliate of a Private Fund. As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, such Private Fund, even if the additional investment or redemption would be beneficial to the Fund.

Management of the Fund

The third sentence in the section of the Prospectus entitled “Management of the Fund—Directors and Officers” is hereby amended and restated as follows: “There are currently six directors of the Fund, one of whom is treated by the Fund as an “interested person” (as defined in the Investment Company Act).”

The fourth paragraph in the section of the Prospectus entitled “Management of the Fund—Adviser and Management Fee” is hereby amended and restated as follows:

The Adviser is an asset management firm that specializes in real asset investing with approximately $6 billion in assets under management as of September 30, 2022. The Adviser is registered with the U.S. Securities and Exchange Commission (the “SEC”) as an investment adviser under the Advisers Act. The Adviser’s offices are located at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237, and its telephone number is (877) 200-1878. Colliers International Group Inc., a publicly traded real estate services and investment management company whose principal offices are at 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4, owns, directly and indirectly, approximately 75% of the outstanding securities of the Adviser.

The last paragraph in the section of the Prospectus entitled “Management of the Fund—Adviser and Management Fee” is hereby amended and restated as follows:

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement between the Fund and the Adviser, along with a discussion regarding the basis for the Board’s approval of the continuation of the prior investment management agreement between the Fund and the Adviser, will be available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2022. A discussion regarding the basis for the Board’s 2021 approval of the continuation of the prior investment management agreement between the Fund and the Adviser is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2021.

Statement of Additional Information

Directors and Officers

The first paragraph in the section of the Statement of Additional Information entitled “Directors and Officers—Board Composition and Leadership Structure” is hereby amended and restated as follows:

The Investment Company Act requires that at least 40% of the Fund’s directors not be “interested persons,” as defined in the Investment Company Act, of the Fund, the Adviser, the Sub-Advisers, Foreside Funds Distributors LLC (the “Distributor”) or their designees, or any affiliate of the foregoing (such directors, the “Independent Directors”). For certain matters, such as the approval of investment advisory agreements or permitted transactions with affiliates, the Investment Company Act and/or the rules thereunder require the approval of a majority of the Independent Directors. As of the date of this SAI, five (5) of the Fund’s six (6) directors are Independent Directors. Independent Directors have been designated to chair the Audit Committee, Valuation Committee and the Nominating and Governance Committee. The Board has designated a Lead Independent Director to take the lead in addressing with management matters or issues of concern to the Board. In light of the Board’s size and structure, and the cooperative working relationship among the Directors, the Board has determined that it is appropriate to have an Interested Director serve as Chairman of the Board.

Investment Advisory and Other Services

The first paragraph in the section of the Statement of Additional Information entitled “Investment Advisory and Other Services—The Adviser” is hereby amended and restated as follows:

The Fund’s investment adviser is Versus Capital Advisors LLC, a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser’s offices are located at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237. The Adviser is a Delaware limited liability company originally formed in March of 2007. Colliers VS Holdings, Inc., a wholly-owned indirect subsidiary of Colliers International Group Inc. (together, “Colliers”), owns, directly and indirectly, approximately 75% of the outstanding securities of the Adviser. The Adviser’s co-founders, Mark D. Quam, William R. Fuhs, and Casey R. Frazier, along with certain other employees, own the remaining balance. Mr. Frazier also serves as Interested Director to the Fund.

Conflicts of Interest

The following paragraph is added to the end of the section of the Statement of Additional Information entitled “Conflicts of Interest—The Adviser, the Sub-Advisers, and the Private Fund Managers:”

As a diversified global real estate and investment management firm, Colliers, the parent company of the Adviser, engages in a broad spectrum of real estate and investment activities. In the ordinary course of its business, Colliers engages in activities where Colliers’s interests or the interests of its clients may conflict with the interests of the Fund. Colliers holds ownership interests in, and is otherwise affiliated with, certain other investment managers (“Affiliated Managers”).  Colliers and the Affiliated Managers advise clients with a wide variety of investment objectives that in some instances may overlap or conflict with the Fund’s investment objectives and present conflicts of interest.  The conflicts of interest described above apply to Colliers and the Affiliated Managers as “Managers.” In addition, Colliers’s financial interests in the Affiliated Managers may create an affiliation between the Adviser and the Affiliated Managers and will give rise to conflicts of interest between the Fund and other investment vehicles managed by other asset managers. For example, such financial interests create an incentive for the Adviser to invest in funds managed by an Affiliated Manager or hire an Affiliated Manager as a sub-adviser to the Fund or other funds sponsored by the Adviser. Further, if the Fund is invested in funds managed by an Affiliated Manager, there is a conflict between the Adviser’s obligations to the Fund, on the one hand, and the Adviser’s (or Colliers’s) interest in the success of the Affiliated Manager, on the other hand.

The nature of the Adviser’s and Colliers’s relationship with the Affiliated Managers means that, due to the prohibitions contained in the Investment Company Act on certain transactions between a registered investment company and affiliated persons of it, or affiliated persons of those affiliated persons, the Fund may not be able to invest in Private Funds or other vehicles managed by Affiliated Managers, even if the investment would be appropriate for the Fund. These prohibitions are designed to prevent affiliates and insiders from using a registered investment company (such as the Fund) to benefit themselves to the detriment of the registered investment company and its shareholders. For investments in Private Funds managed by Affiliated Managers that predate Colliers’s acquisition of the Adviser, or to the extent the Fund is invested in a Private Fund sponsored or managed by an entity that subsequently becomes a Affiliated Manager (e.g., due to Colliers’ acquisition of such entity), the Fund may not be able to make further investments in such Private Funds or redeem existing interests back to such Private Funds, even if the additional investment or redemption would be beneficial to the Fund. The Adviser and its affiliates will endeavor to manage these potential conflicts in a fair and equitable manner, subject to legal, regulatory, contractual, or other applicable considerations. There is no assurance that conflicts of interest will be resolved in favor of the Fund’s shareholders, and, in fact, they may not be. Conflicts of interest not described herein may also exist.

Shareholders should retain this Supplement for future reference.